FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


For the month of March, 2003

Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes /  /          No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

[GRAPHIC OMITTED][GRAPHIC OMITTED]

NYSE:  CGW
Santiago:  CRISTALES
www.cristalchile.cl

CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH:  (562) 787-8855
FAX:  (562) 787-8800
EMAIL:  rdunner@cristalchile.cl

                                                        FOR IMMEDIATE RELEASE

                        CRISTALERIAS DE CHILE ANNOUNCES
                         PRELIMINARY NOTICE OF MEETING


Santiago, March , 2003

According to Act No. 18,046 (Corporations Act), the Board of Directors of Cristalerias de Chile S.A. agreed to summon the Company's shareholders to a Regular General Stockholders Meeting on April 15th 2003, at 16:45 p.m., at the Company's offices located at Camino a Valparaiso N(0)501, Padre Hurtado, for the purpose of submitting the following matters to the shareholders' consideration:

     1. Approval of the Company's Annual Report, Financial Statements and application of the Company's results for the fiscal year ended December 31, 2002.

     2. Renewal of the Board of Directors and determination of the Board of Directors' compensation for the fiscal year 2003.

     3. Determination of the remuneration of the Directors that will participate in the Committee -according to Article 50 bis of Act No. 18,046- and it expenses for operation.

     4. Appointment of an external auditing firm.

     5. Election of the media for public announcements.

     6. To inform businesses and transactions with related companies according to Article 44 of Act No. 18,046.

     7. Other matters of interest for the Company, different from those that must be discussed in a Special General Stockholders Meeting.

         DIVIDEND N(0) 156

The Board of Directors will propose to the Regular General Shareholders Meeting the payment of a final dividend (N(0) 156), of Ch$ 86.35 per share (1 ADR = 3 shares). If approved by the Shareholders Meeting, the dividend will be paid starting on April 28th, 2003.

Opportunely the Company will be sending the Notice of Meeting for the Regular General Shareholders Meeting to its Shareholders, the publishing dates and the publishing date of the Company's Financial Statements.

NYSE:  CGW
Santiago:  CRISTALES
www.cristalchile.cl

CONTACT IN SANTIAGO:  Ricardo Dunner
Head of Investor Relations
PH:  (562) 787-8855
FAX:  (562) 787-8800
EMAIL:  rdunner@cristalchile.cl

                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Glassworks of Chile
                                 (Registrant)

                                 By: Benito Bustamante C.
                                     --------------------
                                     Benito Bustamante C.
                                     Comptroller



Date:  March 11, 2003